Exhibit 99.4

EF001

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.
Cash Dividend Announcement for Equity Issuer

Issuer name	Noah Holdings Private Wealth and Asset Management Limited
Stock code	06686
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	SPECIAL DIVIDEND
Announcement date	25 March 2026
Status	New announcement
Information relating to the dividend
Dividend type	Other
Special Dividend

Dividend nature	Special
For the financial year end	Not applicable
Reporting period end for the dividend declared	Not applicable
Dividend declared	RMB 0.933 per share
Date of shareholders' approval	11 June 2026
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD amount to be announced
Exchange rate	To be announced
Ex-dividend date	To be announced
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	To be announced
Book close period	Not applicable
Record date	To be announced
Payment date	To be announced
Computershare Hong Kong Investor Services Limited
Share registrar and its address	Shops 1712-1716
17/F, Hopewell Center
183 Queen’s Road East

Wan Chai
Hong Kong

EF001

Information relating to withholding tax
Details of withholding tax applied to the dividend declared	Not applicable
Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
Other information	Not applicable
Directors of the issuer

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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